FBL Financial Group, Inc.
Exhibit 12-Statement Re: Computation of Ratios
Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2011	2010 (1)	2009 (1)	2008 (1)	2007 (1)
	(Dollars in thousands)
Earnings
Pre-tax earnings (loss) from continuing operations	$74,519	$122,212	$73,719	$(1,121)	$96,625
Less: Noncontrolling interest	(6)	78	143	71	49
Add: Distributed income from equity investees	155	1,002	331	337	438
	74,668	123,292	74,193	(713)	97,112

Fixed charges (2)	473,768	466,041	370,229	353,209	422,951
Less: Capitalized bonus interest	(802)	(463)	(4,219)	(7,095)	(9,636)
Add: Amortization of capitalized interest	2,502	3,655	10,847	4,141	6,255

Total earnings	$550,136	$592,525	$451,050	$349,542	$516,682

Fixed charges (2)
Interest credited to contract holders	$449,157	$439,658	$339,498	$325,313	$395,392
Capitalized bonus interest credited to contract holders	802	463	4,219	7,095	9,636
Interest expense on debt	22,350	24,454	25,280	19,567	16,666
Estimate of interest within rental expense	1,459	1,466	1,232	1,234	1,257
Total fixed charges	$473,768	$466,041	$370,229	$353,209	$422,951

Ratio of earnings to fixed charges	1.16	1.27	1.22	0.99	1.22

Earnings deficiency	$—	$—	$—	$(3,667)	$—

1. Certain prior-period information has been reclassified to conform to the current year's presentation.
2. Fixed charges include amounts related to discontinued operations.